SECURITI 04002359 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 9877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen & Company of Florida, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 South Florida Avenue
(No. and Street)

Lakeland (City) FL (State) 33803 (Zip Code)

FEB 26 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph C. Allen 863-688-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carter, Belcourt & Atkinson, P.A.
(Name – *if individual, state last, first, middle name*)

331 South Florida Avenue (Address) Lakeland (City) FL (State) 33801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph C. Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen & Company of Florida, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTEN L. BENTON
Notary Public, State of Florida
My comm. expires June 3, 2006
Comm. No. DD 122252

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: ALLEN & COMPANY OF FLORIDA, IN [0013]

SEC File Number: 8- 9877 [0014]

Address of Principal Place of Business: 1401 SOUTH FLORIDA AVENUE [0020]

LAKELAND [0021] FL [0022] 33803 [0023]

Firm ID: 25 [0015]

For Period Beginning 10/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: CHERYL S. KILGORE [0030] Phone: 863-616-6036 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: None [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated (•) [0198] Unconsolidated ( ) [0199]

		Allowable	Non-Allowable	Total
1.	Cash	569,468 [0200]		569,468 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	306,429 [0295]		
	B. Other	63,888 [0300]	20,000 [0550]	390,317 [0810]
3.	Receivables from non-customers	[0355]	32,686 [0600]	32,686 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	200,000 [0419]		
	C. Options	[0420]		
	D. Other securities	242,469 [0424]		
	E. Spot commodities	[0430]		442,469 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	498,562 [0680]	498,562 [0920]
11. Other assets	241,955 [0535]	26,539 [0735]	268,494 [0930]
12. **TOTAL ASSETS**	1,624,209 [0540]	577,787 [0740]	2,201,996 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	183,219 [1115]	[1305]	183,219 [1540]
15. Payable to non-customers	20,545 [1155]	[1355]	20,545 [1610]
16. Securities sold not yet purchased, at market value		10,089 [1360]	10,089 [1620]
17. Accounts payable, accrued liabilities, expenses and other	371,892 [1205]	[1385]	371,892 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]

2. **Includes equity subordination (15c3-1(d)) of** ______ [1010]

D.	**Exchange memberships contributed for use of company, at market value**		[1430]	0 [1740]
E.	**Accounts and other borrowings not qualified for net capital purposes**	187,301 [1220]	[1440]	187,301 [1750]
20.	**TOTAL LIABLITIES**	762,957 [1230]	10,089 [1450]	773,046 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ______ [1020])	[1780]
23.	Corporations:	
A.	**Preferred stock**	[1791]
B.	**Common stock**	83,451 [1792]
C.	**Additional paid-in capital**	642,663 [1793]
D.	**Retained earnings**	702,836 [1794]
E.	**Total**	1,428,950 [1795]
F.	**Less capital stock in treasury**	[1796]
24.	**TOTAL OWNERSHIP EQUITY**	1,428,950 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	2,201,996 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2003 [3932]	Period Ending 12/31/2003 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:	
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	313,584 [3935]
	b. **Commissions on listed option transactions**	7,315 [3938]
	c. **All other securities commissions**	76,429 [3939]
	d. **Total securities commissions**	397,328 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. **From market making in options on a national securities exchange**	[3945]
	b. **From all other trading**	5,662 [3949]
	c. **Total gain (loss)**	5,662 [3950]
3.	Gains or losses on firm securities investment accounts	-323 [3952]
4.	Profit (loss) from underwriting and selling groups	50,301 [3955]
5.	Revenue from sale of investment company shares	804,236 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	107,809 [3975]
8.	Other revenue	275,286 [3995]
9.	Total revenue	1,640,299 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	[4120]
11.	Other employee compensation and benefits	1,097,638 [4115]
12.	Commissions paid to other broker-dealers	43,233 [4140]
13.	Interest expense	[4075]
	a. **Includes interest on accounts subject to subordination agreements** [4070]	
14.	Regulatory fees and expenses	19,778 [4195]
15.	Other expenses	365,418 [4100]
16.	Total expenses	1,526,067

[4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)			114,232 [4210]
18. Provision for Federal Income taxes (for parent only)			[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			[4222]
a. **After Federal income taxes of**		[4238]	
20. Extraordinary gains (losses)			[4224]
a. **After Federal income taxes of**		[4239]	
21. Cumulative effect of changes in accounting principles			23,158 [4225]
22. Net income (loss) after Federal income taxes and extraordinary items			137,390 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	-29,138 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 16267 [4335A]	UBS FINANCIAL SERVICES INC. [4335A2]	All [4335B]
8- 48636 [4335C]	WEXFORD CLEARING SERVICES, LLC [4335C2]	Other [4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		1,428,950 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		1,428,950 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		1,428,950 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	577,787 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-577,787 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		851,163 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. Exempted securities		[3735]	
2. Debt securities		14,000 [3733]	
3. Options		[3730]	
4. Other securities		37,753 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-51,753 [3740]
10. Net Capital			799,410 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	50,863 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	250,000 [3760]
14. Excess net capital (line 10 less 13)	549,410 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	723,114 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			762,957 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. *Total aggregate indebtedness* 762,957 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) % 95 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			1,541,560 [4240]
	A.	Net income (loss)		137,390 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	-250,000 [4270]
2.	Balance, end of period (From item 1800)			1,428,950 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

Report for period beginning 01/01/2003 [8005] and ending 12/31/2003 [8006]

SEC File Number: 9877 [8011]

Firm ID: 25

1. Name of Broker Dealer: ALLEN & COMPANY OF FLORIDA, IN [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:	None [8053]	Phone:	[8057]
Name:	[8054]	Phone:	[8058]
Name:	[8055]	Phone:	[8059]
Name:	[8056]	Phone:	[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes ○ No ◉ [8073]

4. Respondent is registered as a specialist on a national securities exchange: Yes ○ No ◉ [8074]

5. Respondent makes markets in the following securities:
   - **(a) equity securities** Yes ○ No ◉ [8075]
   - **(b) municipals** Yes ○ No ◉ [8076]
   - **(c) other debt instruments** Yes ○ No ◉ [8077]

6. Respondent is registered solely as a municipal bond dealer: Yes ○ No ◉ [8078]

7. Respondent is an insurance company or an affiliate of an insurance company: Yes ○ No ◉ [8079]

8. Respondent carries its own public accounts: Yes ○ No ◉ [8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a)	**Public customer accounts**	[8080]
(b)	**Omnibus accounts**	[8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ◉ [8085]

11. Respondent clears its public customer accounts in the following manner:

(a)	**Direct Mail (New York Stock Exchange Members Only)**	☐ [8086]
(b)	**Self Clearing**	☐ [8087]
(c)	**Omnibus**	☐ [8088]
(d)	**Introducing**	☑ [8089]
(e)	**Other**	☐ [8090]
(f)	**Not Applicable**	☐ [8091]

12. Yes ○ No ◉ [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1)	**American**	☐ [8120]
(2)	**Boston**	☐ [8121]
(3)	**CBOE**	☐ [8122]
(4)	**Midwest**	☐ [8123]
(5)	**New York**	☐ [8124]
(6)	**Philadelphia**	☐ [8125]
(7)	**Pacific Coast**	☐ [8126]
(8)	**Other**	☐ [8129]

13. Employees:

(a)	**Number of full-time employees**	40 [8101]
(b)	**Number of full-time employees registered representatives employed by respondent included in 13(a)**	34 [8102]

14. Number of NASDAQ stocks respondent makes market: 0 [8103]

15. Total number of underwriting syndicates respondent was a member: 16 [8104]

16. Number of respondent's public customer transactions:

Actual ◯ Estimate ◯

(a)	**equity securities transactions effected on a national securities exchange**	[8107]
(b)	**equity securities transactions effected other than on a national securities exchange**	[8108]
(c)	**commodity, bond, option, and other transactions effected on or off a national securities exchange**	[8109]

17. Respondent is a member of the Securities Investor Protection Corporation — Yes ◉ No ◯ [8111]

18. Number of branch officies operated by respondent — 2 [8112]

19. Yes ◯ No ◉ [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

(b) **Name of parent or affiliate** [8131]

(c) **Type of institution** [8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank — Yes ◯ No ◉ [8113]

21. Yes ◯ No ◉ [8114]

(a) Respondent is a subsidiary of a registered broker-dealer

(b) **Name of parent** [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer — Yes ◉ No ◯ [8115]

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: — Yes ◯ No ◉ [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period — 0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income — 42,866 [8151]

Financial Statements
and Supplementary Information

ALLEN & COMPANY OF FLORIDA, INC.

Year Ended December 31, 2003

TABLE OF CONTENTS

Carter, Belcourt & Atkinson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Allen & Company of Florida, Inc.

We have audited the accompanying statement of financial condition of Allen & Company of Florida, Inc. as of December 31, 2003, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen & Company of Florida, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Carter, Belcourt + Atkinson, P.A.

Lakeland, Florida
January 30, 2004

331 South Florida Avenue, Suite 400 Lakeland, Florida 33801-4626 (863) 687-4010 FAX (863) 683-9667 (800) 749-6264
101 East Kennedy Boulevard, Suite 1250 Tampa, Florida 33602-5197 (813) 223-9260 FAX (813) 229-5952 (800) 933-3456

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash (Note 2)	$	569,468
Receivables:		
Clearing organization		296,531
Officers and employees, net of allowance for uncollectible accounts of $4,514		22,501
Other		103,971
Securities owned (Note 3):		
Marketable, at market value		442,469
Property and equipment, less accumulated depreciation (Note 4)		498,562
Cash surrender value of life insurance, net of policy loans of $3,864		241,955
Prepaid expenses and other assets		26,539
	$	2,201,996

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses (Note 5)	$ 390,488
Commissions payable	183,219
Securities sold, not yet purchased, at market value	10,089
Deferred compensation (Note 6)	187,301
Payable to related company (Note 9)	1,949
TOTAL LIABILITIES	773,046
COMMITMENTS AND CONTINGENCIES (Notes 5 and 7)	
STOCKHOLDER'S EQUITY:	
Class A common stock, $.10 par, shares authorized, 1,500,000; issued and outstanding, 662,714	66,271
Class B common stock, $.10 par, shares authorized, 500,000; issued and outstanding, 171,792	17,179
Additional paid-in capital	642,664
Retained earnings	702,836
TOTAL STOCKHOLDER'S EQUITY	1,428,950
	$ 2,201,996

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions	$ 5,415,980
Interest and dividends	51,020
Realized and unrealized gains on securities, net	48,584
Other	703,430
Total revenues	6,219,014
EXPENSES:	
Employee compensation and benefits (Notes 5 and 6)	4,020,694
Clearance and exchange fees	346,585
Communications and data processing	55,562
Occupancy (Note 7)	232,874
Other	808,784
Total expenses	5,464,499
NET INCOME	$ 754,515

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common stock		Additional paid-in capital	Retained earnings	Total
	Class A	Class B			
BALANCE, December 31, 2002	$ 66,271	$ 17,179	$ 642,664	$ 944,594	$ 1,670,708
Dividend distribution	-	-	-	(996,273)	(996,273)
Net income	-	-	-	754,515	754,515
BALANCE, December 31, 2003	$ 66,271	$ 17,179	$ 642,664	$ 702,836	$ 1,428,950

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 754,515
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	87,581
Decrease (increase) in:	
Receivable	(113,382)
Securities owned, net	(57,266)
Cash surrender value of life insurance	56,008
Prepaid expenses and other assets	5,965
Increase (decrease) in:	
Accounts payable and accrued expenses	36,266
Commissions payable	74,633
Securities sold, not yet purchased	10,089
Deferred compensation	25,233
Payable to related company	(867)
Net cash provided by operating activities	878,775
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of equipment	(23,907)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payment of dividends	(996,273)
NET DECREASE IN CASH	(141,405)
CASH, beginning of year	708,207
CASH, end of year	$ 566,802

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY - Allen & Company of Florida, Inc. (the Company) is a fully disclosed broker-dealer, acting for Correspondent Services Corporation, registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of Allen & Company Financial Corporation.

MANAGEMENT ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

SECURITIES TRANSACTIONS - Securities transactions and related commission revenues and expenses are recognized on the settlement date. The effect on the financial statements of recognition on the settlement date rather than the trade date is not significant.

RECEIVABLES – The Company grants credit to its clearing organization and other companies in the financial services industry that it does business with. The Company also routinely grants credit to its officers, employees and affiliated companies. An allowance for uncollectible accounts is estimated and recorded based on management's judgment.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed using either the straight-line or accelerated methods over the estimated useful lives of the assets.

ADVERTISING - Advertising costs are expensed as incurred. Total advertising expense was $106,645 for the year ended December 31, 2003.

INCOME TAXES - The Company's income is included in the tax return of Allen & Company Financial Corporation. Allen & Company Financial Corporation has elected to be taxed as an S corporation, therefore, there is no tax liability to the Company.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits in excess of the $100,000 limit insured by the Federal Deposit Insurance Corporation (FDIC). The Company also maintains cash deposits at Correspondent Services Corporation, which are not insured by FDIC. Statement of Financial Accounting Standards No. 105 identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. Management believes the risk is managed by maintaining all deposits in high quality financial institutions.

NOTE 3 - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values, as follows:

Mutual funds	$ 440,422
Corporate stocks	2,047
	$ 442,469

NOTE 4 - PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of:

Furniture and equipment	$ 591,072
Leasehold improvements	491,335
Computer equipment	189,046
	1,271,453
Less accumulated depreciation	772,891
Net property and equipment	$ 498,562

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company self-insures a portion of its employee medical insurance plan. Expenses for claims are recognized as they are submitted and paid. Any claims exceeding approximately $15,000 per covered employee are covered by insurance.

The Company is, from time to time, involved in various lawsuits arising in the ordinary course of business. One such lawsuit, seeking damages of approximately $3,000,000, existed at December 31, 2003. The Company denies all liability in the case and believes meritorious defenses exist. The ultimate outcome is uncertain and the amount of any possible loss cannot be reasonably estimated. At December 31, 2003, the Company has estimated and accrued $54,650 relating to attorney's fees and costs associated with the lawsuit. In accordance with Statement of Financial Accounting Standards No. 5, the amount of additional loss, if any, that may be ultimately realized has not been reflected in the accompanying financial statements.

NOTE 6 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings plan covering all eligible employees. Employees may contribute up to 15 percent of their eligible compensation to the plan, subject to the limits of Section 401(k) of the Internal Revenue Code. The Company's matching contributions to the plan are equal to the lesser of 2.5 percent of the employee's salary or one-half of the employee's deferral up to a maximum of $4,000 per year. The Company's contribution to the plan was $50,337 for the year ended December 31, 2003.

The Company has a non-qualified deferred compensation agreement with an employee that provides for specified future payments beginning in 2009. The Company has recognized a liability of $187,301 at December 31, 2003 representing the present value of the amount of future payments earned to date under the agreement discounted at 6 percent.

NOTE 7 - LEASES

The Company leases its Lakeland (Note 9) and Winter Haven, Florida offices, a vehicle, and various other office equipment under noncancellable operating leases.

Future minimum rental payments required under operating leases that have initial or remaining noncancellable terms in excess of one year are as follows:

Year ending December 31,	
2004	$ 247,007
2005	220,768
2006	162,792
2007	150,835
2008	149,355
Thereafter	510,229
	$ 1,440,986

Total rent expense recognized in the accompanying statement of income for the year ended December 31, 2003 was $201,367.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $799,410. The required minimum net capital was $250,000. The Company's net capital ratio was .95 to 1 at December 31, 2003.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company leases its Lakeland office from a company controlled by an officer of the Company. The lease is currently payable $12,445 monthly, contains annual escalation provisions and expires in 2012 with a five year extension option. Rent expense related to the Lakeland office included in the accompanying statement of income was $111,819 for the year ending December 31, 2003.

At December 31, 2003, the Company had payables due to a company under common ownership of $1,949.

SUPPLEMENTARY INFORMATION

Carter, Belcourt & Atkinson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Allen & Company of Florida, Inc.

We have audited the accompanying financial statements of Allen & Company of Florida, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated January 30, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carter, Belcourt + Atkinson, P.A.

Lakeland, Florida
January 30, 2004

331 South Florida Avenue, Suite 400 Lakeland, Florida 33801-4626 (863) 687-4010 FAX (863) 683-9667 (800) 749-6264
101 East Kennedy Boulevard, Suite 1250 Tampa, Florida 33602-5197 (813) 223-9260 FAX (813) 229-5952 (800) 933-3456

ALLEN & COMPANY OF FLORIDA, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2003

Total ownership equity qualified for net capital	$ 1,428,950
Deduct:	
Non-allowable assets	577,787
Net capital before haircuts on securities positions	851,163
Deduct:	
Investment securities haircuts:	
Debt securities	14,000
Other securities	37,753
	51,753
Net capital	$ 799,410
Aggregate indebtedness	$ 762,957
Ratio of aggregate indebtedness to net capital	95%

The following is the difference between audited computations of net capital pursuant to Rule 15c3-1 and the unaudited computations submitted by Allen & Company of Florida, Inc.

Net capital per unaudited focus	$ 836,837
Various audit adjustments	(28,617)
Changes in non-allowable assets resulting from audit adjustments	(8,810)
Net capital per audited focus	$ 799,410

ALLEN & COMPANY OF FLORIDA, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2003

Allen & Company of Florida, Inc. is not required to maintain a reserve bank account under paragraph (k)(2)(B) of Rule 15c3-3.

ALLEN & COMPANY OF FLORIDA, INC.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2003

Allen & Company of Florida, Inc. is not required to comply with the possession or control requirements under Rule 15c3-3.

SUPPLEMENTAL AUDIT REPORT

Carter, Belcourt & Atkinson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholder of
Allen & Company of Florida, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Allen & Company of Florida, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

331 South Florida Avenue, Suite 400 Lakeland, Florida 33801-4626 (863) 687-4010 FAX (863) 683-9667 (800) 749-6264
101 East Kennedy Boulevard, Suite 1250 Tampa, Florida 33602-5197 (813) 223-9260 FAX (813) 229-5952 (800) 933-3456

To the Stockholder of
Allen & Company of Florida, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carter, Belcourt + Atkinson, P.A.

Lakeland, Florida
January 30, 2004